Exhibit 99.2

HHC	11020 71st Avenue, Suite 633 Forest Hills, NY 11375 Tel. 6142608772 Email. inform@HHCCPA.net Profession, Communication, and Trust

April 19, 2019

To the Board of Directors

BIQI International Corporation

Suite K, 12th Floor, Building A, Jiangjing Mansion

228 Yanjiang Ave., Jiangan District, Wuhan City

Hubei Province, China 430010

Dear Board of Directors:

We are advising you of our decision to resign as BIQI International Corporation’s independent registered public accounting firm effective on April 19, 2019 and as of that date, the client/auditor relationship between BIQI International Corporation and HHC has ceased.

This decision is based upon the facts that on April 17, 2019, BIQI International Corporation (the “Company”) removed all of the members of its Board of Directors, including independent directors; and then on April 18, 2019 the Company made another statement claiming the resolution dated April 17, 2019 to remove all directors is allegedly and without authority. As a result of that development, we are no longer able to rely on management’s representations and are no longer independent of the Company.

Sincerely Yours,

HHC